07005173

NITEDSTATES
DEXCHANGECOMMISSION
ington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 20 2007
WASH. D.C.
186

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III
amended

SEC FILE NUMBER
8- 66882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E:L:K CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1033 SKOKIE BLVD SUITE 430
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL WINTERS 847-919-3544
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVER LERNER SCHWARTZ FERTEL
(Name – *if individual, state last, first, middle name*)

8707 NORTH SKOKIE BLVD, SUITE 400 (Address) SKOKIE (City), IL (State) 60077 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Winters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.L.K. CAPITAL ADVISORS, LLC., as of ~~2/26/07~~ 3/14/07 (AUDIT YEAR 12/31/06), 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Cook

[signature]
Signature

President
Title

[signature]
Notary Public

OFFICIAL SEAL
BLAGOMIRA IANAKOV
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/13/08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER LERNER SCHWARTZ FERTEL

SLSF

CERTIFIED PUBLIC ACCOUNTANTS

March 12, 2007

Attention –
See revised schedule
for E.L.K Capital's
12/31/06 audit.
Randall Winters
President

Mr. Randall Winters
E.L.K. Capital Advisors, LLC
1033 Skokie Blvd.
Suite 430
Northbrook, IL 60062

Dear Randy:

Per your request, enclosed is Schedule I that includes a reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5. The net capital is as reported in the Company's unaudited FOCUS report.

We understand that this Schedule was requested as additional information by the NASD and that you will submit the enclosed Schedule with a notarized Page 1 facing page to the NASD.

Please call me if you have any questions.

Sincerely,

SILVER, LERNER, SCHWARTZ & FERTEL

Robert Eisenstadt
Partner

8707 North Skokie Boulevard • Skokie, Illinois 60077
tel: 847.676.2000 • fax: 847.676.2065 • www.slsf.com

E.L.K. CAPITAL ADVISORS, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2006

Net Capital		
Total member's equity qualified for net capital	$	544,626
Deduction for non-allowable assets:		
Accounts receivable		(477,668)
Prepaid expenses		(1,293)
Fixed assets - net		(11,013)
Net capital before haircuts		54,652
Less haircuts		11,767
Net capital		42,885
Minimum net capital required		5,000
Excess net capital	$	37,885
Aggregate Indebtedness:		
Liabilities	$	184,514
Ratio of aggregate indebtedness to net capital		4.87 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	122,191
Audit adjustments to record additional professional fees		(51,487)
Audit adjustment to record additional profit sharing plan contribution		(27,740)
Additional haircut for changes in undue concentration calculation		(79)
Net capital per above	$	42,885

END